First Choice Health Network, INC.
600 University Street, Suite 1400
Seattle, WA 98101

FAX
To: Christine Allen
Fax: (202) 772-9217
Phone: (202) 551-3652

From: Stacy Kessel
Fax: (206) 268-2433
Subject:Form 10-K Cash Flow
Date: November 14, 2005
Number of Pages (including cover): 2
If you do not receive all pages, please notify sender

Phone:(206) 268-2476

Hi Christine,

Attached is a draft of the statement of cash flows based on our conversation today.

This presentation does not appear to as clearly reflect the continued vs. discontinued cash flows. Also, in my opinion, our initial presentation is not only more clear, but also meets the guidance available at the time we issued our 10-K. Note that the ending cash balance now reflects the sum of the "Cash and cash equivalents" on the face of the balance sheet as well as the cash that is a component of "Current assets of discontinued operations". This is the only way to include all of the components of cash flows from discontinued operations as you have requested.

I respectfully request that you review this revised version and consider whether it reflects a material enough change to warrant re-issuance of our 10-K. As you can see, it has no impact on our book value for purposes of the tender offer, which I understand was one of your concerns.

I look forward to talking with you tomorrow at 10am.

Sincerely,



Stacy Kessel
CFO
First Choice Health
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